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                                RADIAN GROUP INC.
                        SCHEDULE OF NET INCOME PER SHARE

                                  EXHIBIT 11.1


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
                                                             QUARTER ENDED MARCH 31
                                                             ----------------------
                                                             2000            1999
                                                             ----            ----

(In thousands, except per-share amounts and market prices)

Net income ....................................             $ 58,600        $ 37,353
Preferred stock dividend adjustment ...........                 (825)           (825)
                                                            --------        --------
Adjusted net income ...........................             $ 57,775        $ 36,528

Average diluted stock options outstanding .....              2,138.8         2,505.1
Average exercise price per share ..............             $  29.95        $  28.08
Average market price per share - diluted basis              $  40.47        $  42.63

Average common shares outstanding .............               37,419          36,862
Increase in shares due to exercise of options -
 diluted basis ................................                  445             861

Adjusted shares outstanding - diluted .........               37,864          37,723

Net income per share - basic ..................             $   1.54        $   0.99
                                                            ========        ========

Net income per share - diluted ................             $   1.53        $   0.97
                                                            ========        ========
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